								Exhibit 12.1

	Ratio of Earnings to Fixed Charges and Preferred Stock Dividends ($-000-)

	Nine Months
	Ended	Year Ended June 30,
	March 31, 2014	2013	2012	2011		2010		2009
Earnings:

Income (loss) before provision for income taxes	$ 18,231	$ 19,608	$ 14,102	$ (5,900)		$ (10,217)		$ (11,119)
Add: Fixed charges:
Interest expense	7,216	10,969	12,743	20,293		15,974		16,161
Estimate of interest within rent expense (a)	2,465	2,934	2,400	1,864		1,791		1,401
	9,681	13,903	15,143	22,157		17,765		17,562

	$ 27,912	$ 33,511	$ 29,245	$ 16,257		$ 7,548		$ 6,443

Fixed Charges

Fixed charges:
Interest expense	$ 7,216	$ 10,969	$ 12,743	$ 20,293		$ 15,974		$ 16,161
Estimate of interest within rent expense (a)	2,465	2,934	2,400	1,864		1,791		1,401
	$ 9,681	$ 13,903	$ 15,143	$ 22,157		$ 17,765		$ 17,562

Ratio of Earnings to Fixed Charges	2.9	2.4	1.9	0.7	(b)	0.4	(c)	0.4	(d)

(a) One-third of rent expense (approximating the portion that represents interest).
(b) Fixed charges exceeded earnings by $5,900.
(c) Fixed charges exceeded earnings by $10,217.
(d) Fixed charges exceeded earnings by $11,119.